FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐           No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Dividends Payment

Installment 8 of 10

Ciudad Autónoma de Buenos Aires, January 14, 2026

Dividends Payment. Installment 8 of 10.

The Shareholders of Banco BBVA Argentina S.A. (the “Bank”) are hereby notified that, as resolved by the General Ordinary and Extraordinary Shareholders ̓ Meeting held on April 23, 2025, the authorization of the Argentine Central Bank Financial and Exchange Entities Authority (“BCRA”) obtained on May 12, 2025 and the Board of Directors meeting held on May 21, 2025, approved the payment of a dividend in the amount of AR$ 89.413.163.000 expressed in homogeneous currency as of December 31, 2024. That amount in homogeneous currency as of today is AR$ 117.621.853.555. according to the latest consumer price index (CPI) published by the National Institute of Statistics and Censuses (INDEC).

In this sense, Installment 8 will be made available and paid for the sum of AR$ 3.933.912.666 that is, AR$ 19,1969087544 per share, paid on 33.4455536188 % of the share capital that participates: V/N 204,924,278, which did not opt for payment in BOPREAL. The payment will be made to its existing shareholders in the Bank’s share register as of January 27, 2026 ("Cut-Off Date") from January 30, 2026 ("Pay-Out Date"), of a dividend through the delivery of:

Non-resident shareholders

Non-resident shareholders who have chosen to receive their dividends in a single installment for the purposes of being applied to the subscription of Bonds for the Reconstruction of a Free Argentina (the “BOPREAL” or “Payment in BOPREAL”) will receive payment as of the date on which the tender is settled by the BCRA, whose terms and conditions are detailed in Com. "B"12.999 which is available at www.bcra.gob.ar.

If you have not opted for the subscription of BOPREAL, payment to non-resident shareholders shall be made in pesos.

Resident shareholders

Payment to resident shareholders will be made in pesos (the “Payment in Pesos”).

General terms and conditions of dividend payment

Payment date: January 30.

Cut-off date: January 27.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Payment in Pesos will be made available from the indicated date, through Caja de Valores S.A located at 25 de Mayo 362, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 3:00 p.m., where they must comply with the required procedures and the settlements will be carried out in accordance with the regulatory deadlines.

It is expressly established that the share holdings of the Shareholders registered on the Cut-Off Date of each installment will be the only ones taken into account for the purposes of paying the declared dividend. Notifications made by those who do not turn out to be holders of shares of Banco BBVA Argentina S.A. on the Cut-Off Date will be considered not presented and will be void.

American Depositary Shares (ADS)

Holders of American Depositary Shares (ADS) will receive payment through the depositary bank, Bank of New York Mellon, from the date determined by application of the rules governing the jurisdiction where the Bank's ADSs are listed. In that sense, the cut-off and/or payment dates may differ from those reported here.

Tax withholdings

The dividends that are proposed to be declared are subject to the 7% withholding established in article 97 of the Income Tax Law, text ordered in 2019.

From the distribution of dividends, where applicable, the amounts duly paid by the Bank, in its capacity as Substitute Responsible for the Personal Property Tax corresponding to the period 2024 of those Shareholders who have been reached by the referred tax, all in accordance with the terms of the last paragraph of the article incorporated by Law No. 26,452 following article 25 of Law No. 23,966.

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: January 14, 2026	By: /s/ Carmen Morillo Arroyo Name: Carmen Morillo Arroyo Title: Chief Financial Officer